UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

ACADIA REALTY TRUST
(Name of Subject Company (Issuer))

ACADIA REALTY TRUST
(Name of Filing Person (Offeror))

3.75% Convertible Notes due 2026	004239 AB 5

(Title of Class of Notes)	(CUSIP Number of Class of Notes)

Jon Grisham
Senior Vice President and Chief Accounting Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605
(914) 288-8100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Schonberger, Esq.
Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$24,933,000	$2,857.32

*
The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.75% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Notes. As of November 15, 2011, there was $24,933,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $24,933,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of December 11, 2006 (the “Base Indenture”), between Acadia Realty Trust, a Maryland real estate investment trust (the “Company”), and U.S. Bank, National Association, a national banking association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of December 11, 2006 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, for the Company’s 3.75% Convertible Senior Notes due 2026 (the “Notes”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Repurchase Option Notice for 3.75% Convertible Senior Notes due 2026, dated November 17, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Option is not subject to any financing conditions, (iii) the Repurchase Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.  The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)           Not applicable.

Item 11. Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12. Exhibits.

(a)(1)(A)             Issuer Repurchase Option Notice for 3.75% Convertible Notes due 2026, dated November 17, 2011.

(a)(1)(B)             Form W-9.

(a)(5)                  Press release issued by the Company on November 17, 2011.

(b)                      Amended and Restated Revolving Loan Agreement dated as of December 19, 2006 by and among RD Abington Associates LP, Acadia Town Line, LLC, RD Methuen Associates LP, RD Absecon Associates, LP, RD Bloomfield Associates, LP, RD Hobson Associates, LP, and RD Village Associates LP, and Bank of America, N.A. and the First Amendment to Amended and Restated Revolving Loan Agreement dated February, 2007 (filed as Exhibit 10.59 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference).

(d)(1)                 Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference).

(d)(2) First Supplemental Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference).

(g)           None.

(h)           None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACADIA REALTY TRUST

By:	/s/ Michael Nelsen

Date: November 17, 2011

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Issuer Repurchase Option Notice for 3.75% Convertible Notes due 2026, dated November 17, 2011

99(a)(1)(B)	Form W-9 (included as Annex D to Exhibit 99(a)(1)(A))

99(a)(5)	Press release issued by the Company on November 17, 2011

99(b)
Amended and Restated Revolving Loan Agreement dated as of December 19, 2006 by and among RD Abington Associates LP, Acadia Town Line, LLC, RD Methuen Associates LP, RD Absecon Associates, LP, RD Bloomfield Associates, LP, RD Hobson Associates, LP, and RD Village Associates LP, and Bank of America, N.A. and the First Amendment to Amended and Restated Revolving Loan Agreement dated February, 2007 (filed as Exhibit 10.59 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference).

99(d)(1)
Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference)

99(d)(2)
First Supplemental Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference)

i